ANNUAL REPORT 2006



A NEW DIRECTION IN PHARMACEUTICAL RESEARCH

THE QUIGLEY CORPORATION

THE QUIGLEY CORPORATION

The Quigley Corporation (NASDAQ: QGLY) is a Natural Health Medical Science Company that manufactures and markets over-the-counter consumer cold remedy brands; health and wellness supplements through Darius International and its subsidiary Innerlight Inc.; and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.

The Company's approach to product development and marketing is to integrate nature and science to improve human health.

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies.

Quigley Manufacturing Inc., manufactures COLD-EEZE and performs other contract manufacturing operations for non-related entities.

Innerlight Inc. is a direct selling subsidiary of Darius International Inc., featuring natural health and wellness products sold through a global network of independent distributor representatives.

Quigley Pharma is a subsidiary involved in the research of various naturally-derived patented compounds with the goal of developing them into ethical pharmaceutical drugs.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

TABLE OF CONTENTS



LETTER TO SHAREHOLDERS

A New Direction in Pharmaceutical Research

To Our Stockholders:

The past year has been a transitional one for The Quigley Corporation, as we continue our development into a full-service pharmaceutical and natural health entity. We have made remarkable progress in the seven years since the inception of Quigley Pharma, with seven patents, one approved Investigational New Drug application (IND), one drug in phase IIb human clinical trials and five compounds in preclinical studies.

> We have made remarkable progress in the seven years since the inception of Quigley Pharma...

We could not have attained these important milestones without the flexibility, talent and planning available within the Company and on the Board. Although bringing natural therapeutic pharmaceutical drugs to market is a lengthy and involved process, I can assure you it is a worthwhile investment, one that may provide patients with medications for a variety of health concerns and ensure the continued financial strength of our Company.

COLD-EEZE® faced several challenges in 2006, including significantly increased competition from new entrants into the immune-booster market, an unusually warm fall and late winter, and a late cold/flu season. However, COLD-EEZE was still able to provide substantial support for Quigley Pharma's research and development, confirming the decision made in 2000 to enter the ethical pharmaceutical market.





Darius International, through its wholly-owned subsidiary Innerlight Inc., also experienced a drop in sales in 2006. The decline was the direct result of fewer independent distributors and continued litigation. However, I am encouraged by the fact that this year Darius fully implemented its global growth strategy, opening corporate headquarters in Singapore and Taiwan and adding 14 new countries to its international distribution.

We could not have attained these important milestones without the flexibility, talent and planning available within the Company and on the Board.

The Quigley Corporation continues to move forward, closer to its goals — as Quigley Pharma creates a new direction for pharmaceutical development. I invite you to read more about our efforts and our successes in 2006.

Thank you for your ongoing support.

Guy J. Quigley
President, Chairman &
Chief Executive Officer

THE BOARD


A
B
C


F
G


D
E

A George J. Longo
Vice President,
Chief Financial Officer & Director

B Stephen W. Wouch
Director, Managing Partner of
Wouch, Maloney & Co., LLP

C Jacqueline F. Lewis
Director

D Guy J. Quigley
President, Chairman &
Chief Executive Officer

E Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

F Terrence O. Tormey
Director, President,
The Tormey Consulting Group

G Rounsevelle W. Schaum
Director, Chairman of
Newport Capital Partners, Inc.





Circa 1823 edition of *"Good's Family Flora and Materica Medica Botanica,"* just one of the rare and unique resources included in Quigley's innovative drug development process.

QUIGLEY PHARMA INC.

A New Direction in Pharmaceutical Research

The film showed a desolate desert scene in the American west for three weeks after a small nuclear device was tested. It was supposed to reflect the environmental effects of such an explosion. But Quigley Pharma's Executive Vice President and Chief Operating Officer Richard Rosenbloom, MD, PhD, saw something more.

For within that burned area, one patch remained green – and got greener and lusher as the days passed. "Why is that patch growing when everything else in the area is dead?" Dr. Rosenbloom asked himself. Obviously, he realized, something within the plant had protected it against the radiation. He ordered stills of the film blown up so he could identify the plant and then began his research.

Something within the plant had protected it against the radiation.

What he found after carefully analyzing the chemical composition of the plant was that a combination of a fat-soluble phytochemical and the plant's own chlorophyll may have provided the radioactivity protection.

Today, a formulation using constituent parts of that plant is in preclinical studies as Quigley Pharma prepares to file an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA).

Other Quigley Pharma compounds currently under investigation – and those yet to be discovered – center around the ability to visualize the combined therapeutic potential in the chemistry of multiple plants alluded to in ancient herbal texts or in medicinal plants used for centuries by indigenous cultures throughout Asia, South America and the Caribbean.

The end result is the remarkable progress Quigley Pharma has made after just seven years in business. By the end of 2006, we had:

- 7 patents
- 1 approved Investigational New Drug (IND) application
- 1 drug in Phase II human clinical trials
- 5 compounds in preclinical studies

In a pharmaceutical industry with 2006 drug sales of $274.9 billion*, what is the reason for our swift progress?

Flexibility.

QUIGLEY PHARMA

*www.imshealth.com







In the Beginning

Compare Quigley Pharma's drug discovery process with that of traditional pharmaceutical companies. These companies typically use high throughput screening and combinatorial chemistry to quickly evaluate millions of compounds, antibodies or genes for their ability to affect a particular biological process. These efforts require a huge investment in people and equipment. Yet for every 10,000 lead compounds identified, just one drug reaches the market. The costs, of course, are tremendous in terms of both time and money, requiring between 12 and 15 years of research and an average of $802 million.*

How can Quigley Pharma compete?

Again, **flexibility.**

Although we have access to top laboratories and scientists and their millions of dollars in instrumentation, they don't weigh down our bottom line. Instead, we operate more nimbly than most pharmaceutical companies because we contract with some of the top thought leaders, chemists and clinical researchers in the world for in-vitro, animal and human studies, and with outstanding research facilities for chemical analysis, pharmacodynamic and pharmacokinetic studies of our natural compounds.

We are conductors, insuring that the diverse elements involved in our processes work together seamlessly, whether they're located locally or abroad. We are able to do this because of the expertise Quigley Pharma has in the areas of clinical research management and scientific development.

Quigley Pharma has another significant benefit over traditional pharmaceutical companies: We are one of a handful of ethical pharmaceutical companies in the country embracing the development of naturally-derived medicines for US Food and Drug Administration (FDA) approval, either as new chemical entities (NCE) or botanical drugs. While the FDA has been approving drugs under the former category for more than 50 years, the botanical drug category represents a significant new step for this government agency.

> We are one of a handful of ethical pharmaceutical companies in the country embracing the development of botanical medicines.

The FDA issued its Botanical Drug Product guidelines in June 2004. The guidelines enable faster approval of botanical drugs by recognizing the unique properties of these natural compounds, the centuries of use behind many of them, and their strong potential to improve human health. Yet the overall approval process requires the same rigorous attention to quality, efficacy and safety as that required for new chemical entities.



*The Pharmaceutical Research and Manufacturers of America (PhRMA)



Food and Drug Administration Classification Categories

Category	New Chemical Entities	Botanical Drug
Clinically studied and approved for its effects on human disease or conditions	■	■
Requires Investigational New Drug (IND) application for disease treatment claims and market approval	■	■
Requires New Drug Application (NDA) for disease treatment claims and market approval	■	■
All individual molecular constituents must be identified and tested individually for safety	■	
May not require preclinical studies prior to human study approval		■

The table above provides an overview of the two categories. The botanical category provides significant advantages to Quigley because it recognizes the importance of synergistic actions among natural constituents, rather than requiring analysis of just one active component per product. And Quigley, with its mission of marketing ethical pharmaceuticals based on natural compounds, is well positioned to take full advantage of this new direction.

At Quigley Pharma, we have the ability to move our compounds through a funnel of pharmaceutical development, determining at each stage of the process which approval process the drug is best suited for: new chemical entity or botanical drug. This allows us to structure studies, documentation and formulation development to conform to the best approach for that compound.

Thus, we don't have to limit our compounds only to those capable of receiving approval under botanical guidelines or only under new chemical entity guidelines. Instead, we put all our compounds through the most stringent testing and analysis available, regardless of which category they are destined for.

This approach stood us in good stead when we submitted the Investigational New Drug (IND) application for our diabetic neuropathy compound (QR-333), now in clinical trials. Although initially developed for submission through the botanical drug category, the FDA concluded it should be considered through the new chemical entity process. We were able to provide the additional information the FDA required for this review, which enabled us to begin clinical trials with little time lost.

Quigley Pharma is proud to take the lead in creating a new paradigm in drug research and development, one that relies on 21st century thinking and technology to turn centuries-old botanicals into new, more effective and potentially safer medications.

Highlights From 2006

The past year was an exciting one for Quigley Pharma. Highlights include:

- The launch of our new web site at www.quigleypharma.com.
- Commencement of patient enrollment in phase IIb multi-center clinical study of QR-333 for the treatment of symptomatic diabetic peripheral neuropathy. This study, which began in December, will evaluate the safety and efficacy of QR-333 compared to placebo-treated patients. Quigley Pharma was also awarded a second patent for QR-333 that covers the treatment of peripheral neural and vascular ailments and provides another degree of intellectual property support for this drug candidate.
- Continued progress in completing the necessary pharmacokinetic and toxicity studies required to submit an IND for our radioprotective compound, QR-336. We also commenced work to develop an appropriate animal model program for QR-336 that complies with new FDA animal efficacy rules for radioprotective pharmacological compounds.
- Receipt of a new Investigational New Animal Drug (INAD) number allowing us to study our anti-inflammatory compound QR-440 on arthritis in dogs.
- Continued progress supporting the development of broad spectrum anti-viral QR-441A for use in preventing the spread of avian flu in poultry stocks. This year, studies confirmed that the compound could be dosed in a food or water form.



"The possibility of developing a drug that not only relieves the symptoms of diabetic peripheral neuropathy but also improves circulation would fulfill a significant therapeutic need."

— Richard Rosenbloom, MD, PhD,
Quigley Pharma Executive Vice President and
Chief Operating Officer






DARIUS
2004
2005
2006
$0
$5
$10
$15
$20
ANNUAL SALES IN MILLIONS



DARIUS INTERNATIONAL

Darius International Goes Global

In 2006, Darius International, through its wholly-owned subsidiary Innerlight Inc., fully implemented its global growth strategy, opening corporate headquarters in Singapore and Taiwan and adding 14 new countries to its international distribution. By the end of the year, the company was distributing its products in 25 countries.

Nonetheless, net sales dropped $5.2 million in 2006 as compared to the previous year, a 25.4 percent loss.

By the end of the year, the company was distributing its products in 25 countries.

The sales decline was a direct result of fewer independent distributor representatives and continued litigation with the sponsor of one of Darius' product lines. To address the issue of declining distributors, in September 2006 Kevin Brogan was appointed President of Darius International. Brogan, formerly executive vice president of international expansion for Darius, oversaw a complete corporate reorganization in the last quarter of 2006, improved customer service, and is managing the implementation of new products for 2007. In addition to continued international expansion, he brings his broad industry experience — including a decade as a distributor — to increase the company's independent distributor network.

The Company believes that international growth is critical for Darius' continued fiscal health. Overall, 80 percent of sales in the direct marketing industry come from overseas markets, signifying the importance of this strategy to the company's future success.




Cold-EEZE
SUGAR FREE
Cold-EEZE

COLD-EEZE®

COLD-EEZE Meeting New Challenges

This past year was one of challenges for COLD-EEZE, which faced significantly increased competition from the immune-booster market. The increased competition just signals the untapped growth potential of the natural health market, however, one that COLD-EEZE pioneered.

Overall, net sales in 2006 declined \$4.5 million compared to 2005, a 15.3 percent drop.

Other challenges in 2006 contributing to the sales decline included the unusually warm fall and late winter weather in much of the country, which led to a lower incidence of upper respiratory infections; a late cold/flu season; and negative media reports on over-the-counter cough remedies, which affected the entire over-the-counter cold and flu product category.

However, the COLD-EEZE brand continues to offer considerable strengths in the natural health remedy market, particularly its scientific support as the only cold remedy lozenge shown to reduce the duration of the cold. We plan to build on that strength in the coming year by entering new segments of the natural health market, and through the distribution of new products.

We plan to build on that strength in the coming year by entering new segments of the natural health market, and through the distribution of new products.


Cold-EEZE
2004
2005
2006
\$0
\$5
\$10
\$15
\$20
\$25
\$30
ANNUAL SALES IN MILLIONS



FINANCIAL STATEMENTS

Table of Contents

OVERVIEW

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE® is an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE® lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE® products. In addition, QMI, which is an FDA approved facility, produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities.

The COLD-EEZE® products reported a decline in sales in 2006 compared to 2005. This decline may be the result of less than expected incidences of colds and upper respiratory ailments during 2006; continued shifts in our customers' buying patterns possibly due to their higher inventory levels, and the introduction to the market of numerous branded Immune Booster products which may have had the result of COLD-EEZE® customers temporarily migrating to these brands in an effort at prevention rather than treating the cold. During 2006, the margin of the Cold Remedy segment was favorably impacted as a result of the effects of COLD-EEZE® now being produced by the manufacturing subsidiary and forming part of the consolidated results of the Company, and also the discontinuation of the Founders' royalty commission during 2005. However, these gains were offset by substantially lower gross profit margins on the Contract Manufacturing segment's non cold remedy sales and non-manufacturing operating costs of the manufacturing subsidiary being included in current operations rather than being carried as inventory and cost of sales as was the case prior to October 1, 2004.

The Health and Wellness segment is operated through Darius International Inc. ("Darius"), a wholly-owned subsidiary of the Company which was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE® branded products. This segment reported a decline in sales during 2006 primarily due to the reduction in the number of active independent distributor representatives and litigation with the sponsor of the Company's product line in this segment, which directly affects the segment's net sales. Corrective action was implemented during 2006 in regard to expanding international markets and the appointment of a new president of the segment.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products. The Company continues to invest significantly with ongoing research and development activities of this segment. Of particular interest during 2006 was the announcement in November 2006 by the Company that patient enrollment in a phase IIb multi-center clinical study of QR-333 for the treatment of symptomatic Diabetic Peripheral Neuropathy ("DPN") had commenced.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The business development of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning January 1, 2007. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet evaluated the effect SFAS 157 will have on its financial statements and related disclosures.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive promotion costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to that specific segment. Traditionally, these provisions are not material to net income in the Health and Wellness and Contract Manufacturing segments. The Ethical Pharmaceutical segment does not have any revenues.

The product in the Cold Remedy segment, COLD-EEZE®, has been clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. Accordingly, factors considered in estimating the appropriate sales returns and allowances for this product include it being: a unique product with limited competitors; competitively priced; promoted; unaffected for remaining shelf life as there is no expiration date; monitored for inventory levels at major customers and third-party consumption data, such as Information Resources Incorporated ("IRI").

At December 31, 2006 and 2005 the Company included reductions to accounts receivable for sales returns and allowances of $534,000 and $635,000, respectively, and cash discounts of $154,000 and $178,000, respectively. Additionally, current liabilities at December 31, 2006 and 2005 include $861,186 and $1,067,072, respectively for cooperative incentive promotion costs.

The roll-forward of the sales returns and allowance reserve ending at December 31 is as follows:

ACCOUNT – SALES RETURNS & ALLOWANCES	2006	2005
Beginning balance	$ 634,580	$ 1,109,171
Provision made for future charges relative to sales for each period presented	1,061,640	678,127
Current provision related to discontinuation of COLD-EEZE® nasal spray	113,067	183,716
Actual returns & allowances recorded in the current period presented	(1,275,111)	(1,336,434)
Ending balance	$ 534,176	$ 634,580

The increase in the 2006 provision was principally due to non-routine returns of obsolete product and product mix realignment by certain of our customers. Also, the Company applies specific limits on product returns from customers, and evaluates return requests from customers relative to the Cold Remedy segment.

Management believes there are no material charges to net income in the current period, related to sales from a prior period.

REVENUE

Provisions to reserves to reduce revenues for cold remedy products that do not have an expiration date, include the use of estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an effective applicable rate, which is tested on an annual basis and reviewed quarterly to ascertain the most applicable effective rate. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions relative to net sales for the period presented are also performed.

A one percent deviation for these consolidated reserve provisions for the years ended December 31, 2006, 2005 and 2004 would affect net sales by approximately $483,000, $599,000 and $481,000, respectively. A one percent deviation for cooperative incentive promotions reserve provisions for the years ended December 31, 2006, 2005 and 2004 could affect net sales by approximately $298,000, $352,000 and $275,000, respectively.

The reported results include a remaining returns provision of approximately $113,000 and $184,000 at December 31, 2006 and December 31, 2005, respectively in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004.

INCOME TAXES

The Company has recorded a valuation allowance against its net deferred tax assets. Management believes that this allowance is required due to the uncertainty of realizing these tax benefits in the future. The uncertainty arises because the Company may incur substantial research and development costs in its Ethical Pharmaceutical segment.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2006 compared with same period 2005

Net sales for 2006 were $42,124,969 compared to $53,658,043 for 2005, reflecting a decrease of 21.5% in 2006. Revenues, by segment, for 2006 were Cold Remedy, $24,815,850; Health and Wellness, $15,274,940; and Contract Manufacturing, $2,034,179, as compared to 2005 when the revenues for each respective segment were $29,284,651, $20,473,050 and $3,900,342.

The Cold Remedy segment reported a sales decrease in 2006 of $4,468,801 or 15.3%. Sales in 2006 were negatively impacted by higher than expected inventory levels being carried by our customers resulting in a shift in their buying patterns; lower than expected incidences of colds and upper respiratory ailments which was reflected in reduced unit consumption of the product as measured by Information Resources Incorporated ("IRI") of 8.5% in the twelve months to December 2006. The sales performance of COLD-EEZE® in 2006 may also have been influenced by the introduction of six nationally branded Immune Booster products by competitors possibly causing temporary migration to these brands in search of a product to help them avoid catching a cold as against treating a cold. The Company is continuing to strongly support COLD-EEZE® as a clinically proven cold remedy through in-store promotion, media advertising and the introduction of new flavors.

The Health and Wellness segment's net sales decreased in 2006 by $5,198,110 or 25.4%. This decrease reflects a reduction in the number of active independent distributor representatives and litigation with the sponsor of the Company's product line in this segment, which directly affects the segment's net sales. Corrective action to remediate this segment was implemented in 2006 with the appointment of a new president for this segment knowledgeable in the network marketing business along with the Company investing in and expanding its Singapore and Taiwan markets.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE® product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2006 decreased by $1,866,163 or 47.8%, largely attributable to a customer's discontinuation of a significant product during 2006 which was manufactured by QMI.

Cost of sales from continuing operations for 2006 as a percentage of net sales was 45.7%, compared to 48.1% for 2005. The cost of sales percentage for the Cold Remedy segment decreased in 2006 by 0.6% primarily due to the impact of the discontinuation of the Company's royalty obligations to the founders in May 2005 and variations in product sales mix. The cost of sales percentage for the Health and Wellness segment decreased in 2006 by 3.0% due to reduced independent distributor representatives commission costs, reduced product cost with some offset due to increased costs associated with international sales activity. The 2006 and 2005 consolidated cost of sales were both favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE®. These gross profit gains of the Cold Remedy segment were mitigated by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2006 were $21,449,934 compared to $21,070,307 in 2005. The increase in 2006 was primarily due to decreased sales brokerage commission costs of $900,000 due to decreased 2006 sales; increased outside advertising, marketing and promotional costs of $660,000, payroll costs decreased by $1,500,000, mainly due to reduced 2006 bonuses; legal costs increased by $900,000, insurance costs increased by $600,000, 2006 included $400,000 in costs related to the international direct selling business with no comparable 2005 costs. Selling, marketing and administrative expenses, by segment, in 2006 were Cold Remedy $13,180,620, Health and Wellness $5,953,277, Pharma $743,465 and Contract Manufacturing $1,572,572, as compared to 2005 of $13,519,967, $5,249,296, $724,394 and $1,576,650, respectively.

Research and development costs for 2006 and 2005 were $3,820,071 and $3,784,221, respectively. Principally, the increase in research and development expenditure was the result of increased Pharma study costs of approximately $246,000 in 2006 with offset due to decreased cold-remedy related product testing costs in 2006 compared to the prior year.

During 2006, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $16,086,896 (63.7%) of the total operating expenses of $25,270,005, a decrease of 4.9% over the 2005 amount of $16,922,587 (68.1%) of total operating expenses of $24,854,528, largely the result of decreased sales brokerage commission costs, increased legal costs and decreased payroll costs in 2006.

Total assets of the Company at December 31, 2006 and 2005 were $34,845,034 and $35,975,639, respectively. Working capital decreased by $140,989 to $20,541,273 at December 31, 2006. The primary influences on working capital during 2006 were: the increase in cash balances, decreased account receivable balances due to reduced sales, increased inventory on hand as a result of sales shortfall, increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE®, the total repayment of the debt balance, and decreased advertising payable balances due to variations in advertising scheduling between years and related seasonal factors.

Twelve months ended December 31, 2005 compared with same period 2004

Net sales for 2005 were $53,658,043 compared to $43,947,995 for 2004, an increase of 22.1% in 2005. Revenues, by segment, for 2005 were Cold Remedy, $29,284,651; Health and Wellness, $20,473,050; and Contract Manufacturing, $3,900,342, as compared to 2004 when the revenues for each respective segment were $22,834,249, $20,361,391 and $752,355.

The Cold Remedy segment reported a sales increase in 2005 of $6,450,402 or 28.2%. During 2005 the Company continued to strongly support the COLD-EEZE® product line through media and in-store advertising and the introduction of new COLD-EEZE® flavors thereby increasing the profile of the product through line extension. COLD-EEZE® product unit consumption increased by 27% in 2005 as measured by Information Resources Incorporated ("IRI") data.

The Health and Wellness segment's net sales increased in 2005 by $111,659 or 0.5%. International sales for this segment increased by 54.3% due to an increase in the number of independent international distributor representatives in 2005 with offset due to a decline in the number of active domestic independent distributor representatives.

The Contract Manufacturing segment related to third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE® product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2005 increased by $3,147,987 as the 2004 period consisted of three months activity.

Cost of sales from continuing operations for 2005 as a percentage of net sales was 48.1%, compared to 53.6% for 2004. The cost of sales percentage for the Cold Remedy segment decreased in 2005 by 6.2% primarily due to the impact of the discontinuation of the nasal spray product in 2004 and the conclusion of the Company's royalty obligations to the founders in May 2005. The 2004 nasal product discontinuation negatively impacted net sales by approximately $680,000 and resulted in an additional expense to cost of sales of approximately $672,000 due to obsolete product and materials. Remaining variations between the years were largely the result of product mix. The cost of sales percentage for the Health and Wellness segment increased in 2005 by 1.6% largely attributable to costs associated with increased international sales activity, product mix and variations in the independent distributor representative commission cost.

The 2005 consolidated cost of sales was favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE®. These gross profit gains of the Cold Remedy segment were offset by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2005 were $21,070,307 compared to $16,960,313 in 2004. The increase in 2005 was primarily due to increased sales brokerage commission costs of $816,000 due to significantly improved sales performance; the addition of Quigley Manufacturing Inc., for the whole of 2005 resulted in increased selling and administration costs of $1,276,459; insurance costs increased by $435,920, with the remaining increase largely due to increased payroll costs. Selling, marketing and administrative expenses, by segment, in 2005 were Cold Remedy $13,519,967, Health and Wellness $5,249,296, Pharma $724,394 and Contract Manufacturing $1,576,650, as compared to 2004 of $11,068,726, $5,098,834, $492,562 and $300,191, respectively.

Research and development costs for 2005 and 2004 were $3,784,221 and $3,232,569, respectively. Principally, the increase in research and development expenditure was the result of decreased cold-remedy related product testing costs in 2005 compared to the prior year, offset by increased Pharma study costs of approximately $756,000 in 2005.

During 2005, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $16,922,587 (68.1%) of the total operating expenses of $24,854,528, an increase of 31.2% over the 2004 amount of $12,900,314 (63.9%) of total operating expenses of $20,192,882, largely the result of increased sales brokerage commission costs and increased payroll costs in 2005. The 2005 amounts reflect the inclusion of QMI for the twelve months of 2005 compared to three months in 2004.

Total assets of the Company at December 31, 2005 and 2004 were $35,975,639 and $31,529,756, respectively. Working capital increased by $2,829,352 to $20,682,262 at December 31, 2005. The primary influences on working capital during 2005 were: the increase in cash balances, increased account receivable balances due to increased sales, increased inventory on hand as a result of increased sales including international activity, increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE® and increased advertising payable balances due to increased advertising activity in the latter part of 2005 and related seasonal factors.

Material Commitments and Significant Agreements

Effective October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the sole manufacturer of the COLD-EEZE® lozenge product. As part of the acquisition, the Company entered into a loan obligation in the amount of $3.0 million payable to PNC Bank, N.A. The loan was collateralized by mortgages on real property located in each of Lebanon, Pennsylvania and Elizabethtown, Pennsylvania and was used to finance the majority of the cash portion of the purchase price. The Company could elect interest rate options of either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004, and such amounts payable were reflected in the consolidated balance sheet as current portion of long-term debt amounting to $428,571 and long-term debt amounting to $1,035,715 at December 31, 2005. The loan was completely repaid in 2006. During the duration of the loan, the Company was in compliance with all related loan covenants.

With the exception of the Company's COLD-EEZE® lozenge product, the Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE® products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation and as such, no potential offset for these fees from such litigation has been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers of the Company, who are also directors and stockholders of the Company, and whose agreements expired in May 2005. The expenses for the respective periods relating to such agreements amounted to $1,153,354, $1,745,748, and $2,052,746 for the twelve months periods ended December 31, 2006, 2005 and 2004, respectively. Amounts accrued for these expenses at December 31, 2006 and 2005 were $3,230,765 and $2,077,411, respectively.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts expensed under such agreement during 2006, 2005 and 2004 were $630,723, $838,607, and $800,881, respectively. Amounts payable under such agreement at December 31, 2006 and 2005 were $528,990 and $58,597, respectively.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2006, 2005 and 2004, of $336,914, $227,701, and $335,226, respectively. The future minimum lease obligations under these operating leases are approximately $543,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $20,541,273 and $20,682,262 at December 31, 2006 and 2005, respectively. Changes in working capital overall have been primarily due to the following items: cash balances increased by $871,589; account receivable balances, net, decreased by $1,322,793 due to decreased sales and effective collection practices; inventory increased by $362,040 as a result of decreased sales and seasonal factors; accrued advertising decreased by $710,155 due to variations in media advertising scheduling between years and seasonal factors; accrued royalties and sales commissions increased by $451,048 largely due to the effects of certain litigation in progress. Total debt at December 31, 2005 in the amount of $1,464,286, of which $428,571 had been classified as current at December 31, 2005, was repaid in full during 2006. This item relates to the loan liability following the acquisition of JoEl, Inc. effective October 1, 2004 while the assets acquired are presented in property, plant and equipment. Total cash balances at December 31, 2006 were $17,756,759 compared to $16,885,170 at December 31, 2005.

Management believes that its strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the Health and Wellness business segment, adequate manufacturing capacity, and growth in international sales, together with its current working capital, should provide an internal source of capital to fund the Company's business operations. The Cold Remedy and Health and Wellness segments contribute current expenditure support in relation to the Ethical Pharmaceutical segment. In addition to anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth and to fund future research and development costs of Pharma compounds.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations, along with its current cash balances, will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

Contractual Obligations

The Company's future contractual obligations and commitments at December 31, 2006 consist of the following:

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Operating Lease Obligations	$ 551,376	$ 248,296	$303,080	$ –	$ –
Purchase Obligations	–	–	–	–	–
Research and Development	3,220,672	3,220,672	–	–	–
Advertising	1,815,154	1,815,154	–	–	–
Total Contractual Obligations	$5,587,202	$5,284,122	$303,080	$ –	$ –

Off-Balance Sheet Arrangements

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs would be passed on to its customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's products, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

CERTAIN RISK FACTORS

The Quigley Corporation makes no representation that the United States Food and Drug Administration ("FDA") or any other regulatory agency will grant an Investigational New Drug ("IND") or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in vitro tests do not necessarily mean such formula test compound, referenced herein, will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission ("SEC").

RESPONSIBILITY FOR

FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

GUY J. QUIGLEY
Chairman of the Board,
President, Chief Executive Officer
March 2, 2007

GEORGE J. LONGO
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 2, 2007

Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The Quigley Corporation

We have audited the accompanying balance sheets of The Quigley Corporation as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's 2006 Annual Report on Internal Controls, that The Quigley Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Quigley Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Quigley Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that The Quigley Corporation maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Furthermore, in our opinion, The Quigley Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

As discussed in Note 1, the Company changed its method of accounting for stock-based compensation expense in 2006.

AMPER POLITZINER & MATTIA P.C.
Edison, New Jersey

March 2, 2007

As of December 31, 2006, the Company carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

Our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on our internal controls over financial reporting can be found with the attached financial statements. The Independent Registered Public Accounting Firm's attestation report on management's assessment of the effectiveness of our internal control over financial reporting can also be found with the attached financial statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting has been audited by Amper, Politziner & Mattia, P.C., an independent registered public accounting firm, as stated in their report which is included herein.

CONSOLIDATED

BALANCE SHEETS

	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 17,756,759	$ 16,885,170
Accounts receivable (net of doubtful accounts of $275,636 and $354,972)	6,557,347	7,880,140
Inventory	4,262,104	3,900,064
Prepaid expenses and other current assets	1,217,097	1,582,851
TOTAL CURRENT ASSETS	29,793,307	30,248,225
PROPERTY, PLANT AND EQUIPMENT – net	4,838,076	5,585,793
OTHER ASSETS	213,651	141,621
TOTAL ASSETS	$ 34,845,034	$ 35,975,639
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ –	$ 428,571
Accounts payable	885,648	771,819
Accrued royalties and sales commissions	3,752,646	3,301,598
Accrued advertising	2,150,259	2,860,414
Other current liabilities	2,463,481	2,203,561
TOTAL CURRENT LIABILITIES	9,252,034	9,565,963
LONG-TERM DEBT	–	1,035,715
MINORITY INTEREST	63,563	54,314
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000; Issued: 17,330,686 and 16,360,524 shares	8,665	8,180
Additional paid-in-capital	37,362,453	35,404,803
Retained earnings	13,346,478	15,094,823
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	25,529,437	25,319,647
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 34,845,034	$ 35,975,639

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
NET SALES	$ 42,124,969	$ 53,658,043	$ 43,947,995
COST OF SALES	19,246,604	25,824,085	23,573,126
GROSS PROFIT	22,878,365	27,833,958	20,374,869
OPERATING EXPENSES:			
Sales and marketing	8,326,197	8,414,065	7,140,365
Administration	13,123,737	12,656,242	9,819,948
Research and development	3,820,071	3,784,221	3,232,569
TOTAL OPERATING EXPENSES	25,270,005	24,854,528	20,192,882
(LOSS) INCOME FROM OPERATIONS	(2,391,640)	2,979,430	181,987
OTHER INCOME (EXPENSE):			
Interest income	753,538	402,580	104,339
Interest expense	(21,644)	(100,326)	(32,250)
Gain on dividend-in-kind	–	–	198,786
TOTAL OTHER INCOME, NET	731,894	302,254	270,875
(LOSS) INCOME BEFORE TAXES	(1,659,746)	3,281,684	452,862
INCOME TAXES	88,599	65,000	–
NET (LOSS) INCOME	$ (1,748,345)	$ 3,216,684	$ 452,862
(Loss) Earnings per common share:			
Basic	$ (0.14)	$ 0.28	$ 0.04
Diluted	$ (0.14)	$ 0.24	$ 0.03
Weighted average common shares outstanding:			
Basic	12,245,073	11,660,561	11,541,012
Diluted	12,245,073	13,299,162	14,449,334

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS' EQUITY

	COMMON STOCK SHARES	ISSUED AMOUNT	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
BALANCE DECEMBER 31, 2003	11,503,026	$8,074	$34,281,449	$(25,188,159)	$11,685,277	$20,786,641
Tax benefits from options, warrants & common stock			67,675			67,675
Tax benefit allowance			(67,675)			(67,675)
Shares issued for net asset acquisition, net of registration fees	113,097	58	895,392			895,450
Proceeds from options exercised	23,620	11	26,975			26,986
Dividend-in-kind					(260,000)	(260,000)
Net income					452,862	452,862
BALANCE DECEMBER 31, 2004	11,639,743	8,143	35,203,816	(25,188,159)	11,878,139	21,901,939
Tax benefits from options, warrants & common stock			249,453			249,453
Tax benefit allowance			(249,453)			(249,453)
Proceeds from options and warrants exercised	74,728	37	200,987			201,024
Net income					3,216,684	3,216,684
BALANCE DECEMBER 31, 2005	11,714,471	8,180	35,404,803	(25,188,159)	15,094,823	25,319,647
Tax benefits from options, warrants & common stock			2,484,330			2,484,330
Tax benefit allowance			(2,484,330)			(2,484,330)
Proceeds from options exercised	1,011,155	505	1,957,630			1,958,135
Stock cancellation	(40,993)	(20)	20			-
Net loss					(1,748,345)	(1,748,345)
BALANCE DECEMBER 31, 2006	12,684,633	$8,665	$37,362,453	$(25,188,159)	$13,346,478	$25,529,437

See accompanying notes to consolidated financial statements

CONSOLIDATED

Statements of Cash Flows

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
OPERATING ACTIVITIES:			
Net (loss) income	$ (1,748,345)	$ 3,216,684	$ 452,862
Adjustments to reconcile net (loss) income to net cash provided by continuing operations:			
Depreciation and amortization	1,326,920	1,404,107	622,348
Gain on dividend-in-kind	-	-	(198,786)
Gain on the sales of fixed assets	-	(3,907)	-
Bad debts provision	26,358	98,751	25,289
(Increase) decrease in assets:			
Accounts receivable	1,296,435	(1,602,912)	1,460,615
Inventory	(362,040)	(445,382)	1,198,221
Prepaid expenses and other current assets	365,754	(896,552)	47,298
Other assets	(69,282)	3,748	(33,611)
Increase (decrease) in liabilities:			
Accounts payable	113,829	(206,582)	454,265
Accrued royalties and sales commissions	451,048	1,505,517	201,624
Accrued advertising	(710,155)	941,403	564,475
Other current liabilities	266,421	250,614	(134,573)
Total adjustments	2,705,288	1,048,805	4,207,165
NET CASH PROVIDED BY OPERATING ACTIVITIES	956,943	4,265,489	4,660,027
INVESTING ACTIVITIES:			
Capital expenditures	(697,479)	(531,213)	(310,139)
Cost of assets acquired, net of registration fees	-	-	(4,295,380)
Proceeds from the sale of fixed assets	118,276	12,000	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(579,203)	(519,213)	(4,605,519)
FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	-	-	3,000,000
Principal payments on debt	(1,464,286)	(1,428,571)	(107,142)
Stock options and warrants exercised	1,958,135	201,024	26,986
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	493,849	(1,227,547)	2,919,844
NET INCREASE IN CASH	871,589	2,518,729	2,974,352
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	16,885,170	14,366,441	11,392,089
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 17,756,759	$ 16,885,170	$ 14,366,441
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 21,644	$ 100,326	$ 32,250
Taxes	$ 88,599	$ 65,000	$ -
Non-cash investing and financing:			
Common stock issued for net assets acquired	$ -	$ -	$ 977,158

See accompanying notes to consolidated financial statements

NOTE 1 - ORGANIZATION AND BUSINESS

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE® is now an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE® lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE® products. In addition, QMI produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities.

Darius International Inc. ("Darius"), the Health and Wellness segment, a wholly-owned subsidiary of the Company, was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE® branded products.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs, cosmeceuticals, and dietary supplements. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The continued expansion of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE® is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Effective March 31, 2004, the financial statements include consolidated variable interest entities ("VIEs") of which the Company is the primary beneficiary (see discussion in Note 4, "Variable Interest Entity"). Certain prior period amounts have been reclassified to conform with the 2006 presentation.

USE OF ESTIMATES

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United Sates of America. In connection with the preparation of the consolidated financial statements, the Company is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Management reviews the accounting policies, assumptions, estimates and judgments on a quarterly basis to ensure the financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from these assumptions and estimates, and such differences could be material.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive program costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to each specific segment. Traditionally, these provisions are not material to reported revenues in the Health and Wellness and Contract Manufacturing segments and the Ethical Pharmaceutical segment does not have any revenues.

Provisions to these reserves within the Cold Remedy segment include the use of such estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an applicable effective rate. Estimates for sales returns are tracked at the specific customer level and are tested on an annual historical basis, and reviewed quarterly, as is the estimate for cooperative incentive promotion costs. Cash discounts follow the terms of sales and are taken by virtually all customers. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions for any future returns or allowances, cash discounts and cooperative incentive promotion costs relative to net sales for the period presented are also performed.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

Inventories

Inventory is valued at the lower of cost, determined on a first-in, first-out basis ("FIFO"), or market. Inventory items are analyzed to determine cost and the market value and appropriate valuation reserves are established. The consolidated financial statements include a reserve for excess or obsolete inventory of $430,926 and $369,508 as of December 31, 2006 and 2005, respectively. Inventories included raw material, work in progress and packaging amounts of approximately $1,077,000 and $1,340,000 at December 31, 2006 and December 31, 2005, respectively, with the remainder comprising finished goods.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty to thirty-nine years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with several major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 31% for the year ended December 31, 2006, 29% for the year ended December 31, 2005, and 27% for the year ended December 31, 2004. Customers comprising the five largest accounts receivable balances represented 56% and 47% of total trade receivable balances at December 31, 2006 and 2005, respectively. During 2006, 2005 and 2004, approximately 9%, 8%, and 7%, respectively, of the Company's revenues were related to international markets.

The Company's revenues are currently generated from the sale of the Cold Remedy products which approximated 59%, 55% and 52% of total revenues in the twelve month periods ended December 31, 2006, 2005 and 2004, respectively. The Health and Wellness segment approximated 36%, 38% and 46%, for the twelve month periods ended December 31, 2006, 2005 and 2004, respectively. The Contract Manufacturing segment approximated 5%, 7% and 2% for the twelve month periods ended December 31, 2006, 2005 and 2004, respectively.

Raw materials used in the production of the products are available from numerous sources. Raw materials for the COLD-EEZE® lozenge product are currently procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply QMI with the ingredients, other sources have been identified. Should these product sources terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Darius' products for resale can be sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with products, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future undiscounted cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows compared to the related asset value, an impairment loss would be recognized in the Statement of Operations.

REVENUE RECOGNITION

Sales are recognized at the time ownership is transferred to the customer, which for the Cold Remedy segment is the time the shipment is received by the customer and for both the Health and Wellness segment and the Contract Manufacturing segment, when the product is shipped to the customer. Revenue is reduced for trade promotions, estimated sales returns, cash discounts and other allowances in the same period as the related sales are recorded. The Company makes estimates of potential future product returns and other allowances related to current period revenue. The Company analyzes historical returns, current trends, and changes in customer and consumer demand when evaluating the adequacy of the sales returns and other allowances. The consolidated financial statements include reserves of $534,176 for future sales returns and $429,546 for other allowances as of December 31, 2006 and $634,580 and $533,250 at December 31, 2005, respectively. The 2006 and 2005 reserve balances include a remaining returns provision at December 31, 2006 and December 31, 2005 of approximately $113,000 and $184,000, respectively, in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004. The reserves also include an estimate of the uncollectability of accounts receivable resulting in a reserve of $275,636 at December 31, 2006 and $354,972 at December 31, 2005.

Cost of Sales

For the Cold Remedy segment, in accordance with contract terms, payments calculated based upon net sales collected to the patent holder of the COLD-EEZE® formulation and payments to the corporation founders and developers of the final saleable COLD-EEZE® product amounting to $1,153,354, $1,745,748 and $2,052,746, respectively, at December 31, 2006, 2005 and 2004 are presented in the financial statements as cost of sales.

In the Health and Wellness segment, agreements with Independent Distributor Representatives ("IR's") require payments to them to be calculated based upon net commissionable sales of other IR's in their down-line and not on any of their individual purchases of products including not taking title to the products that are sold by other IR's. In accordance with EITF 01-9, such payments to the IR's do not qualify as a reduction of the selling price as these payments are not offered as an allowance or as a percentage rebate of direct purchases made, and the IR's are not offered any cooperative incentive promotions of any type. Such payments, among other factors, are related to expand the cycle of additional IR's and for maintaining the distribution channel for this segment's products.

Accordingly, such distribution payments amounting to $6,433,602, $9,207,613 and $9,053,612, respectively, at December 31, 2006, 2005 and 2004 are presented in the financial statements as cost of sales.

Operating Expenses

Agreements relating to the Cold Remedy segment with a major national sales brokerage firm are for this firm to sell the manufactured COLD-EEZE® product to our customers. Such related costs are presented in the financial statements as selling expenses.

In the Health and Wellness segment, the Company includes payments in accordance with agreements with the former owner of its acquired proprietary products, to be calculated based upon net sales collected. These agreements provide for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements with such payments being classified as administration expense.

Shipping and Handling

Product sales relating to Health and Wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For the Cold Remedy and Contract Manufacturing segments, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date the Company became publicly traded. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the 2005 and 2004 periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility of 58.3% for the year ended December 31, 2005, expected stock price volatility of 49.8% for the year ended December 31, 2004, expected dividend yield of 0% and risk-free interest rate of 4.46% for the year ended December 31, 2005; expected dividend yield of 0% and risk-free interest rate of 3.3% for the year ended December 31, 2004. The impact of applying SFAS No. 123R in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123R does not apply to stock options granted prior to the beginning of fiscal year 2006 and additional stock options awards may be granted in future years. All options were immediately vested upon grant. No options or warrants were granted during the year ended December 31, 2006.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2005 and 2004 had been determined under the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Net income		
As reported	$ 3,216,684	$ 452,862
Add: Stock-based compensation expense included in reported net income as determined under the intrinsic value method	-	–
Deduct: Adjustment to stock-based employee compensation expense as determined under the fair value based method	(3,884,400)	(2,230,000)
Pro forma net loss	$ (667,716)	$ (1,777,138)
Basic earnings (loss) per share		
As reported	$ 0.28	$ 0.04
Pro forma	$ (0.06)	$ (0.15)
Diluted earnings (loss) per share		
As reported	$ 0.24	$ 0.03
Pro forma	$ (0.05)	$ (0.15)

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of zero, 520,000, and 500,000 stock options were granted to employees and non-employees in 2006, 2005 and 2004, respectively.

Advertising and Incentive Promotions

Advertising and incentive promotion costs are expensed within the period in which they are utilized. Advertising and incentive promotion expense is comprised of media advertising, presented as part of sales and marketing expense; cooperative incentive promotions, which is accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising and incentive promotion costs incurred for the years ended December 31, 2006, 2005 and 2004 were $7,703,426, $8,688,233, and $6,584,600, respectively. Included in prepaid expenses and other current assets was $258,215 and $96,050 at December 31, 2006 and 2005 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2006, 2005 and 2004 were $3,820,071, $3,784,221 and $3,232,569, respectively. Principally, research and development costs are related to Pharma's study activities and costs associated with COLD-EEZE®.

Income Taxes

The Company utilizes the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. See Note 13 – Income Taxes for further discussion.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of past periods' long-term debt was approximately equivalent to its carrying value due to the fact that the interest rates then available to the Company for debt with similar terms were approximately equal to the interest rates for the Company's debt. Determination of the fair value of related party payables is not practicable due to their related party nature.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning January 1, 2007. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet evaluated the effect SFAS 157 will have on its financial statements and related disclosures.

NOTE 3 - ACQUISITIONS

On October 1, 2004, the Company acquired certain assets of JoEl, Inc., including inventory, land, buildings, machinery and equipment of two manufacturing facilities located in Lebanon and Elizabethtown, Pennsylvania, and assumed certain liabilities. The acquisition cost was approximately $5.2 million, which consisted of $1.2 million in cash, transaction costs of $113,671, a $3.0 million term loan (see Note 7) and the issuance of 113,097 common shares of The Quigley Corporation in the amount of $895,449, net of registration fees of $81,709.

The fair value of these long-lived assets were as of October 1, 2004, as determined by accredited independent third parties.

The fair value of the common stock issued of $8.64 per share was determined by averaging the closing price for four business days before and after the closing date of October 1, 2004, resulting in a value to the shares issued of $977,158 less registration costs of $81,709.

The fair value of assets acquired and liabilities assumed at October 1, 2004 follow:

	ALLOCATED EXCESS FAIR VALUE	UNALLOCATED EXCESS FAIR VALUE
Inventory	$ 900,000	$ 900,000
Land	386,588	528,000
Buildings and improvements	982,578	1,342,000
Machinery and equipment	2,933,089	4,006,000
Furniture and fittings	58,574	80,000
	5,260,829	6,856,000
Liabilities assumed	(70,000)	(70,000)
Excess of net fair value over purchase price	-	(1,595,171)
	$ 5,190,829	$ 5,190,829

The sum of the assets acquired and liabilities assumed exceeded the cost of the acquired assets (excess fair value over cost). This excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the long-lived acquired assets.

The acquisition was executed in order to ensure that the integrity and formulation of the COLD-EEZE® products remained under the control of the Company and the assurance of a continued supply of COLD-EEZE® to the marketplace. This is an FDA approved facility with available capacity for future product development and manufacture.

Pro Forma Results: The following unaudited pro forma information presents the results of operations of the Company as if the JoEl acquisition had occurred at the beginning of the periods shown. The pro forma information, however, is not necessarily indicative of the results of operations assuming the JoEl acquisition had occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	YEAR ENDED DECEMBER 31, 2004 (UNAUDITED)
As Reported	
Total Revenue	$ 43,947,995
Income from continuing operations	452,862
Income from continuing operations – basic earnings per common share	$ 0.04
Pro Forma	
Total Revenue	$ 45,784,627
(Loss)/income from continuing operations	(88,368)
(Loss)/income from continuing operations – basic (loss)/earnings per common share	$ (0.01)

NOTE 4 - VARIABLE INTEREST ENTITY

In December 2003, the Financial Accounting Standards Board ("FASB" or the "Board") issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("VIE") (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. Effective March 31, 2004, the Company adopted FIN 46R for VIE's formed prior to February 1, 2003. The Company has determined that Scandasystems, a related party, qualifies as a variable interest entity and the Company has consolidated Scandasystems beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant. As a result of consolidating the VIE of which the Company is the primary beneficiary, the Company recognized a minority interest of approximately $63,563 and $54,314 on the Consolidated Balance Sheet in 2006 and 2005 which represents the difference between the assets and the liabilities recorded upon the consolidation of the VIE.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company's general assets. Rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Reflected on the Company's Consolidated Balance Sheet are $64,592 and $61,844 in 2006 and 2005 of VIE assets, representing all of the assets of the VIE. The VIE assists the Company in acquiring licenses and research and development activities in certain countries.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:

	DECEMBER 31, 2006	DECEMBER 31, 2005
Land	$ 538,791	$ 538,791
Buildings and improvements	2,562,052	2,496,536
Machinery and equipment	4,951,049	4,935,636
Computer software	528,332	520,787
Furniture and fixtures	283,583	260,277
	8,863,807	8,752,027
Less: Accumulated depreciation	4,025,731	3,166,234
Property, Plant and Equipment, net	$ 4,838,076	$ 5,585,793

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $1,326,920, $1,404,107, and $622,348, respectively. During the year ended December 31, 2006, the Company retired equipment with an original cost of approximately $585,699 and accumulated depreciation of approximately $467,423.

NOTE 6 - PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation (see Note 9) and as such no potential offset for these fees from such litigation has been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expired in 2005 (see Note 15).

The expenses for the respective periods relating to such agreements amounted to $1,153,354, $1,745,748 and $2,052,746, for the years ended December 31, 2006, 2005 and 2004, respectively. Amounts accrued for these expenses at December 31, 2006 and 2005 were $3,230,765 and $2,077,411, respectively, all non-related party balances.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2006 and 2005, are all non-related party balances.

NOTE 7 - LONG-TERM DEBT

In connection with the Company's acquisition of certain assets of JoEl, Inc. in October 2004, the Company entered into a term loan in the amount of $3 million payable to PNC Bank, N.A. which was collateralized by mortgages on real property located in each of Lebanon and Elizabethtown, Pennsylvania. The Company could elect interest rate options at either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 that commenced on November 1, 2004. In April 2005, the Company prepaid an amount of $1.0 million against the outstanding balance on the long-term loan. In April 2006, the Company prepaid the total outstanding balance of approximately $1.3 million.

NOTE 8 - OTHER CURRENT LIABILITIES

Included in other current liabilities are $234,208 and $923,411 related to accrued compensation at December 31, 2006 and 2005, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2006, 2005 and 2004, of $336,914, $227,701, and $335,226, respectively. The Company has approximate future obligations over the next five years as follows:

YEAR	RESEARCH AND DEVELOPMENT	PROPERTY AND OTHER LEASES	ADVERTISING	OTHER	TOTAL
2007	$ 3,220,672	$ 248,296	$1,815,154	$ -	$5,284,122
2008	-	194,592	-	-	194,592
2009	-	108,488	-	-	108,488
2010	-	-	-	-	-
2011	-	-	-	-	-
Total	$ 3,220,672	$ 551,376	$1,815,154	$ -	$5,587,202

Additional advertising and research and development costs are expected to be incurred during the remainder of 2007.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for product exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2006, 2005 and 2004 were $630,723, $838,607 and $800,881, respectively. Amounts payable under such agreement at December 31, 2006 and December 31, 2005 were $528,990 and $58,597, respectively.

The Company has several licensing and other contractual agreements (see Note 6).

TESAURO AND ELEY, ET AL. VS. THE QUIGLEY CORPORATION
(CCP of Phila., August Term 2000, No. 001011)

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), allegedly on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint further alleges that the plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements, which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint, as pleaded originally, requested an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of implied warranty of merchantability and unjust enrichment, as well as a judicial determination that the action be maintained as a class action. In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The court sustained certain objections, thereby narrowing plaintiffs' claims.

In May 2001, plaintiffs filed a motion to certify the putative class. The Company opposed the motion. In November, 2001, the court held a hearing on plaintiffs' motion for class certification. In January, 2002, the court denied in part and granted in part plaintiffs' motion. The court denied plaintiffs' motion to certify a class based on plaintiffs' claims under Pennsylvania's consumer protection law, under which plaintiffs sought treble damages, effectively dismissing this cause of action; however, the court certified a class based on plaintiffs' secondary breach of implied warranty and unjust enrichment claims. In August, 2002, the court issued an order adopting a form of Notice of Class Action to be published nationally. The form of Notice approved by the court included a provision which limits the potential class members who may potentially recover damages in this action to those persons who present a proof of purchase of COLD-EEZE® during the period August 1996 and November 1999.

Afterward, a series of pre-trial motions were filed raising issues concerning trial evidence and the court's jurisdiction over the subject matter of the action. In March, 2005, the court held oral argument on these motions.

On November 8, 2006, the Court entered an Order dismissing the case in its entirety on the basis that the action was preempted by federal law. The plaintiffs appealed the Court's decision in December, 2006. Presently, no scheduling order has been entered by the appellate court, which presumably will hear argument later this year.

For the reasons stated by the Court in dismissing the case, as well as for other reasons, the Company believes that plaintiffs' case on appeal lacks merit; however, no prediction as to the outcome of the appeal can be made.

THE QUIGLEY CORPORATION VS. JOHN C. GODFREY, ET AL.
(Bucks Co. CCP, No. 04-07776)

In this action, which was commenced in November 2004, the Company is seeking declaratory and injunctive relief against John C. Godfrey, Nancy Jane Godfrey, and Godfrey Science and Design, Inc. requesting injunctive relief regarding the COLD-EEZE® trade name and trademark; injunctive relief relating to the COLD-EEZE® formulations and manufacturing methods; injunctive relief for breach of the duty of loyalty, and declaratory judgment pending the Company's payment of commissions to defendants. The Company's Complaint is based in part upon the Exclusive Representation and Distribution Agreement and the Consulting Agreement (together the "Agreements") entered into between the defendants and the Company. The Company terminated the Agreements for the defendants' alleged material breaches of the Agreements. Defendants have answered the complaint and asserted counterclaims against the Company seeking remedies relative to the Agreements. The Company believes that the defendants' counterclaims are without merit and is vigorously defending those counterclaims and is prosecuting its action on its complaint. The deposition phase of pre-trial discovery is about to commence. At this time no prediction as to the outcome of this action can be made.

DARIUS INTERNATIONAL INC., ET AL. VS. ROBERT O. YOUNG, ET AL.
(FEDERAL DISTRICT COURT - EASTERN DISTRICT, PA)

In this action, the Company seeks injunctive relief and monetary damages against two individuals for violation of a non-competition agreement between a wholly-owned subsidiary of the Company, Innerlight, Inc., and the defendants, each of whom are also under agreement to serve as consulting to the Company.

In late November, 2005, the Company learned that the defendants had launched a line of nutritional supplement products that competed with Innerlight products. Defendants promoted their line of products by a website, among other means. The Company moved for a temporary restraining order against the defendants, which the court denied; however, the court ordered expedited discovery and scheduled a preliminary injunction hearing. Before the hearing, the Company amended its complaint to add counts against defendants for unfair competition, trademark infringement and other causes, which the court allowed. In response, defendants initially moved to dismiss the case. The court denied the motion. Defendants answered the complaint and asserted nine counterclaims, including: breach of contract; breach of covenant of good faith and fair dealing; unjust enrichment; conversion; common law trademark infringement; common law violation of the right to publicity; violation of abuse of personal identity act; injunctive relief; and declaratory relief.

After the preliminary injunction hearing, held in January, 2006, the parties briefed the court on the significance of the hearing evidence in relation to the parties' respective claims. On February 17, 2006, the court held oral argument on the motion for preliminary injunction.

On April 20, 2006, the Court entered an Order enjoining defendants from competing against the Company. Thereafter, the parties engaged in pre-trial discovery.

A trial on the merits of the case was held before the Court, without a jury, during November 2006. Following the presentation of evidence, the Company renewed its claim for a permanent injunction and monetary damages against the defendants. Based upon the evidence presented at trial, the Company believes the counterclaim actions are without merit.

The Court has not entered its ruling at this point, and at this time no prediction as to the outcome can be made.

BRIGITTE YVON & KLAUS YVON VS. THE QUIGLEY CORPORATION, ET AL.

On October 12, 2005, the Plaintiffs instituted an action against Caribbean Pacific Natural Products, Inc. and other defendants for personal injuries as a result of being hit by a chair on the pool deck of Waikoloa Beach Marriott Hotel d/b/a Outrigger Enterprises, Inc. in Honolulu, Hawaii. On December 9, 2005, The Quigley Corporation was added as an additional defendant without notice to this case. The main defendant in the case is Caribbean Pacific Natural Products, Inc. in which The Quigley Corporation formerly held stock. On January 22, 2003 all shares of The Quigley Corporation stock were sold to Suncoast Naturals, Inc. in return for stock of Suncoast Naturals, Inc. At the time of the accident, The Quigley Corporation had no ownership interest in Caribbean Pacific Natural Products, Inc.

The Corporation believes that the plaintiffs' claims are without merit and is vigorously defending this action. At the present time this matter is being defended by the Company's liability insurance carrier and a motion to dismiss is pending before the Federal District in Honolulu, Hawaii.

At this time no prediction as to the outcome can be made.

NICODROPS, INC. VS. QUIGLEY MANUFACTURING, INC.

On January 30, 2006, Quigley Manufacturing, Inc., a wholly-owned subsidiary of The Quigley Corporation, was put on notice of a claim by Nicodrops, Inc. Nicodrops, Inc. has claimed that the packaging contained incorrect expiration dates and caused it to lose sales through two (2) retailers. The total alleged sales of Nicodrops was approximately $250,000 and Nicodrops is claiming unspecified damages exceeding $2,000,000.

No suit has been filed. The Company is investigating this claim. Based on its investigation to date, the Company believes the claim is without merit. However, at this time no prediction can be made as to the outcome of this case.

THE QUIGLEY CORPORATION VS. WACHOVIA INSURANCE SERVICES, INC.
AND FIRST UNION INSURANCE SERVICES AGENCY, INC.

The Quigley Corporation instituted a Writ of Summons against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. on December 8, 2005. The purpose of this suit was to maintain an action and toll the statute of limitation against The Quigley Corporation's insurance broker who failed to place excess limits coverage for the Company for the period from November 29, 2003 until April 6, 2004. As a result of the defendant's failure to place insurance and to notify Quigley of its actions, certain pending actions covered by Quigley's underlying insurance at the present time may result in certain cases presently being defended by insurance counsel and the underlying insurance carrier to cause an exhaustion of the underlying insurance for the policy periods ending November 29, 2004 and November 29, 2005. Any case in which an alleged action arose by the use of COLD-EEZE® Nasal Spray from November 29, 2003 to April 6, 2004 is not covered by excess insurance.

The Company's claim against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. is for negligence and for equitable insurance for these claims in the event that Quigley's underlying policy limits are exhausted. As of the date of this letter there is no exhaustion of underlying coverage and the action against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. cannot be prosecuted until such time as actual damages can be measured. At this time no prediction as to the outcome of the cases covered by insurance can be made and no prediction can be made as to the outcome of any action against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc.

MONIQUE FONTENOT DOYLE VS. THE QUIGLEY CORPORATION
(U.S.D.C., W.D. La. Docket No.: 6:06CV1497)

On August 31, 2006, the plaintiff filed an action against the Company in the United States District Court for the Western District of Louisiana (Lafayette-Opelousas Division). The action alleges the plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiff are breach of express warranties and damages pursuant to the Louisiana products liability act.

A trial date has been set for January 7, 2008. Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

ZANG ANGELFIRE, TRACEY ARVIN, RAYMOND BELL, JEFFREY BROWN, SHANE HOHNSTEIN, TAMMY LAURENT, KRISTI MARTIN, LARRY RICHARDSON, LARRY RIGSBY, BARBARA SEOANE, DONNA SMALLEY, MARJORIE VAN BENTHEM AND JOHN WILLIAMS
VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 2004-07364-27-2)

On November 4, 2004, seven (7) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against the Company. The complaint was amended on March 11, 2005 to add an additional eight (8) plaintiffs in the action. Subsequently, two plaintiffs dismissed their suit, leaving thirteen (13) plaintiffs remaining. The action alleges the plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. The plaintiffs claim the Company is liable to them based on the following allegations: negligence, strict products liability (failure to warn and defective design), breach of express warranty, breach of implied warrant, and a violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

A trial date has been set for September 24, 2007. Discovery is not yet complete. The Company is vigorously defending this lawsuit and believes that the action lacks merit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

HOWARD POLSKI AND SHERYL POLSKI VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., D. Minn. Docket No.: 04-4199 PJS/JJG)

On August 12, 2004, plaintiffs filed an action against the Company in the District Court for Hennepin County, Minnesota, which was not served until September 2, 2004. On September 17, 2004, the Company removed the case to the United States District Court for the District of Minnesota. The action alleges that plaintiffs suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiffs are negligence, products liability, breach of express and implied warranties, and breach of the Minnesota Consumer Fraud Statute. The Company believes the plaintiffs' claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

DOMINIC DOMINIJANNI, SONJA FORSBERG-WILLIAMS, VINT PAYNE,
MURRAY LOU ROGERS, AND RANDY STOVER VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 060013427-1; Consolidated Under Docket No.: 2004-07364-27-2)

On January 6, 2006, five (5) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against the Company. The action alleges the plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint was served on the Company on January 31, 2006. Plaintiffs' complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

Discovery is not yet complete. The Company believes the plaintiffs' claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

GREG SCRAGG VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., D. Colo. Docket No.: 06-00061 LTB-CBS)

On November 30, 2005, an action was brought in the District Court of Denver, Colorado. The complaint was served on the Company soon thereafter. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consists of counts for fraud and deceit (fraudulent concealment), negligent misrepresentation, strict liability (failure to warn), and strict product liability (design defect).

A trial date has been set for August 27, 2007. Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company and the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

BONNIE L. HURD VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 06-10055-13-2)

On October 31, 2006, plaintiff filed an action in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company soon thereafter. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

CAROLYN HENRY BAYNHAM VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., E.D. Tex. Docket No.: 1:07CV0010)

On January 8, 2007, plaintiff filed an action in the United States District Court for the Eastern District of Texas-Beaumont Division. The complaint was served on the Company on January 15, 2007. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), and breach of express and implied warranties.

Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

CAROLYN SUNDERMEIER VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 07-01324-26-2)

On February 16, 2007, plaintiff filed an action in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company on February 20, 2007. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

ROBERT O. AND SHELLEY YOUNG VS. DARIUS INTERNATIONAL INC.
AND INNERLIGHT INC., (UTAH THIRD-PARTY COMPLAINTS)

On September 14, 2005, a third-party complaint was filed by Shelley R. Young in Fourth District Court in Provo, Utah against Innerlight Inc. and its parent company, Darius. Robert O. Young has filed a motion to intervene to join as a third-party plaintiff with Shelley R. Young. On November 3, 2005, Shelley and Robert Young filed a parallel suit also in Fourth District Court in Provo, Utah. The allegations in both complaints include, but are not limited to, an alleged breach of contract by Innerlight Inc. for alleged failures to make certain payments under an asset purchase agreement entered into by all parties. Additional allegations stem from alleged breach of contract including unjust enrichment, trademark infringement and alleged violation of rights of publicity. The plaintiffs are seeking both monetary and injunctive relief. Innerlight Inc. has objected to the complaint in the third-party action based on procedural deficiencies and other grounds.

The Fourth District Court of Utah has stayed both the September 14, 2005 and November 3, 2005 actions pending the adjudication of the Federal District Court action referenced above and has ordered that all disputes be determined in the Federal District Court action in the Eastern District of Pennsylvania.

In connection with the Utah actions the Company has sued the Youngs in United States District Court for the Eastern District of Pennsylvania. The Company has alleged breach of contract, including but not limited to breach of non-competition provisions in a consulting agreement between the parties and is seeking unspecified damages and injunctive relief.

INNERLIGHT INC. VS. THE MATRIX GROUP, LLC
(FOURTH JUDICIAL DISTRICT COURT, UTAH COUNTY, STATE OF UTAH)

On March 13, 2006 Innerlight Inc. filed a declaratory judgment action in the Fourth Judicial District, Utah County, State of Utah, requesting a declaration that there is no valid contract between the parties. The Matrix Group, LLC has alleged there is a contract between the parties obligating Innerlight Inc. to purchase $750,000 of products for the 12-month period commencing October 18, 2004 and ending October 17, 2005, $1,500,000 for the period commencing October 18, 2005 and ending October 17, 2006, and for each 12-month period thereafter, through and including October 17, 2013, at least $4,000,000 of products from The Matrix Group, LLC. The document on which Matrix relies was drafted by Matrix and states that the acceptance of the appointment by distributor (Innerlight Inc.) is conditioned upon distributor's written acceptance of the Company's product price list. No written acceptance of the product price list was ever made by Innerlight Inc.

The Matrix Group, LLC filed a Utah Rule of Civil Procedure 12(b)(3) motion asking that the complaint be dismissed. On July 13, 2006 the Court for the Fourth Judicial District, Utah County, State of Utah, entered an order denying defendant's motion to dismiss under Rule 12(b)(3) based on Innerlight's assertion that a material condition precedent remains to be satisfied to establish an enforceable agreement between the parties. The Utah County Court has maintained jurisdiction of this action to make a final determination on the merits of Innerlight's claim.

Thereafter, Matrix filed a counterclaim alleging that a contract did exist and that Innerlight had breached this contract. Both parties then agreed to stay discovery, concluding that discovery was not necessary and both filed motions for summary judgment to resolve the case.

On January 17, 2007, arguments were presented to the Court on the parties' cross motions for summary judgment and the Court ruled in Innerlight's favor, finding that no contract existed between the parties and that Innerlight was entitled to return over $150,000 in product to Matrix for reimbursement. The wording of the final Order granting Innerlight's motion and rejecting Matrix's claims is currently being exchanged and has yet to be entered by the Court. When the Order is entered by the Court, Matrix has the right to appeal.

THE MATRIX GROUP, LLC VS. INNERLIGHT INC.
(U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF FLORIDA)

On July 6, 2006 The Matrix Group, LLC commenced an action against Innerlight Inc. in the United States District Court for the Southern District of Florida. The action brought by The Matrix Group, LLC relates to the same facts and circumstances as the action commenced in March of 2006 by Innerlight Inc. against The Matrix Group, LLC in Utah County, Utah. The Matrix Group, LLC is claiming that according to the terms of the alleged contract, Innerlight has the obligation to purchase $28,750,000 of additional product from April 6, 2006 through October 17, 2013 and that The Matrix Group, LLC is entitled to a judgment against Innerlight Inc. for alleged obligations to purchase product in the amount of $744,050 from the period of October 18, 2005 through April 17, 2006. The United States District Court for the Southern District of Florida has stayed the action pending the outcome of the previously referenced Utah action between Innerlight Inc. and The Matrix Group, LLC.

The Company believes that the plaintiff's (The Matrix Group, LLC) claims are without merit and is vigorously defending those claims and is prosecuting its action on its complaint in Utah. Based upon the information the Company has at this time, it believes that the plaintiff's actions are without merit. However, at this time no prediction as to the outcome can be made.

TERMINATED LEGAL PROCEEDINGS

ROBERT CAFFREY AND SUE ANNE CAFFREY, H/W VS. THE QUIGLEY CORPORATION, ET AL. (U.S.D.C., D.N.J. Docket No.: 05-05608-KSH-PS)

On October 12, 2005, the plaintiffs filed an action against The Quigley Corporation (the "Company") in the Superior Court of New Jersey, Essex County, which was not served until November 9, 2005. On November 28, 2005, the Company removed the case to the United States District Court for the District of New Jersey (Newark Vicinage). The complaint was amended on July 21, 2006 to add an additional defendant, DPT Laboratories, Ltd. The action alleges that the plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiffs are strict products liability, breach of express warranties, violation of New Jersey's Consumer Fraud Act and a loss consortium claim.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

DOLORES SMITH VS. THE QUIGLEY CORPORATION (Pa. C.C.P., Bucks County, Docket No.: 0503401-18-1)

On May 25, 2005, a complaint was filed in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company on or about June 14, 2005. The plaintiff's complaint consists of counts of negligence, strict product liability, breach of express warranty, breach of implied warranty, and violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other Consumer Protection Statutes relating to the use of the Company's COLD-EEZE® Nasal Spray Product.

The plaintiff has recently agreed to dismiss her complaint with prejudice and the appropriate court filings are currently being finalized.

RICHARD FLYNN VS. THE QUIGLEY CORPORATION, ET AL.

On May 20, 2005, a complaint was filed in the Superior Court of Orange County, California. The action alleged that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consisted of causes of action sounding in negligence, products liability, and punitive damages. The lawsuit has been resolved in exchange for the payment of a nominal sum out of insurance proceeds at the direction of the insurance carrier.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

KEITH J. KOCHIE VS. THE QUIGLEY CORPORATION, ET AL.

On August 2, 2005, a complaint was filed in the United States District Court for the Eastern District of New York. The complaint was served on the Company on or about September 1, 2005. The plaintiff's complaint consisted of counts for negligence, strict product liability, breach of express warranty, breach of implied warranties, fraudulent misrepresentation, fraudulent concealment, negligent misrepresentation, and fraud and deceit relating to the use of the Company's COLD-EEZE® Nasal Spray Product.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

GARRY KOMINAKIS VS. THE QUIGLEY CORPORATION, ET AL.

On December 13, 2005, an action was brought in the Superior Court of the State of California (Western Division - Los Angeles). The complaint was served on the Company on December 27, 2005. The case was removed to Federal District Court on January 25, 2006. The action alleged that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consisted of counts for strict liability (products liability), negligence, and breach of implied and express warranties.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

PAIGE D. DAVISON VS. THE QUIGLEY CORPORATION

On February 26, 2004, the plaintiff filed an action against The Quigley Corporation (the "Company"), which was not served until April 5, 2004. The action alleged that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Among the allegations of the plaintiff were that the nasal spray was defective and unreasonably dangerous, lacked proper and adequate warnings and/or instructions, and was not fit for the purposes and uses intended.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

CYNTHIA AARON VS. THE QUIGLEY CORPORATION, ET AL.

On March 15, 2005, a complaint was filed in the Superior Court for San Diego County, California. This complaint was served on the Company on April 21, 2005. The plaintiff's complaint consisted of causes of action sounding in negligence, negligent products liability, breach of warranty of merchantability, breach of express warranty, strict products liability and failure to warn. The action alleged that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product.

This case was recently settled at the direction of the insurance carrier out of insurance proceeds.

AXIS SPECIALTY INSURANCE CO. VS. THE QUIGLEY CORPORATION
(E.D. Pa Civil No. 05-CV-195)

This action, filed in January 2005 in the Federal Eastern District Court for Pennsylvania, stems from a dispute between the Company and one of its excess liability insurance carriers, who seeks a judicial declaration of its insurance coverage obligations under a policy which terminates in March 2005. The carrier's action follows a complaint by the Company filed in December 2004 with the Pennsylvania Insurance Commission, which ultimately sided with the Company in determining that the carrier failed to observe proper notification procedures when it first sought to limit, or alternatively, to insure at a substantially higher premium, its coverage obligations. This action seeks to deny insurance coverage for certain product liability claims based on occurrences prior to April 6, 2004.

The Company filed a counterclaim requesting a declaration of insurance coverage under the insurance policy referenced above. The litigation potentially affects the amount of the Company's liability coverage for the nasal spray personal injury litigation described above. An order dated February 16, 2006 found that Axis has no obligation to extend coverage for certain product liability claims based on occurrences prior to April 6, 2004 but does cover occurrences after that date through November 29, 2006. The Company has purchased extended reporting coverage for claims after April 6, 2004 through November 29, 2006 for occurrences between April 4, 2004 and November 29, 2005. The Court granted the Company's motion that a "claim" within the meaning of the Axis policy must be a claim for damages for personal injury or property damages.

Based upon the information the Company has at this time relative to the defense of claims occurring before April 6, 2004, the Company believes the claims are without merit and is fully defending those claims through insurance counsel. However, at this time no prediction as to the outcome can be made of these cases and whether insurance coverage from the period prior to April 6, 2004 is adequate for coverage of all claims.

NOTE 10 - TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2005, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2004 to 2006.

In July 2004, the Company announced that its Board of Directors had approved a distribution-in-kind to its stockholders of approximately 500,000 shares of common stock of Suncoast Naturals, Inc. (OTCBB: SNTL), which it acquired through a sale of the Company's 60% equity interest in Caribbean Pacific Natural Products, Inc. These shares were distributed on the basis of approximately .0434 shares of Suncoast common stock for each share of the Company's common stock owned of record on September 1, 2004, with fractional shares paid in cash. As a result of the Company's dividend-in-kind to stockholders and the issuance of 499,282 shares of common stock of Suncoast in September 2004, representing approximately two-thirds of its common stock ownership, the remaining 250,718 shares, owned by the Company are valued at $26,455 and such amount is included in Other Assets in the Consolidated Balance Sheet at December 31, 2006. This transaction was completed in September 2004 resulting in a dividend-in-kind distribution of $260,000 which represents the fair value of the asset transferred and is reflected as a reduction of retained earnings and a related gain on the dividend of stock of $198,786 which is reflected on the Statement of Operations. On October 1, 2004, the Company issued 113,097 shares of its common stock to the stockholders of JoEl, Inc., in order to satisfy the common stock component of acquiring certain assets and assuming certain liabilities of JoEl, Inc. (see Note 3).

NOTE 11 - STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2005 and provides for the granting of up to four million five hundred thousand shares of which 1,198,750 remain available for grant at December 31, 2006. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of zero, 520,000 and 500,000 options were granted under this Plan during the years ended December 31, 2006, 2005 and 2004, respectively.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2006, 2005 and 2004 and changes during the years then ended is presented below:

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2006:						
Options/warrants outstanding at beginning of period	4,099	$6.28	525	$9.42	4,624	$6.64
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	1,012	1.94	–	–	1,012	1.94
Cancelled	15	7.24	–	–	15	7.24
Options/warrants outstanding at end of period	3,072	$7.71	525	$9.42	3,597	$7.96
Options/warrants exercisable at end of period	3,072		525		3,597	
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$ 1.75 - $ 9.50		–		$ 1.75 - $ 9.50	
Outstanding	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2005:						
Options/warrants outstanding at beginning of period	3,880	$5.35	445	$8.64	4,325	$5.68
Additions/deductions:						
Granted	440	13.80	80	13.80	520	13.80
Exercised	112	4.87	–	–	112	4.87
Cancelled	109	4.80	–	–	109	4.80
Options/warrants outstanding at end of period	4,099	$6.28	525	$9.42	4,624	$6.64
Options/warrants exercisable at end of period	4,099		525		4,624	
Weighted average fair value of grants for the year		$7.47		$7.47		$7.47
Price range of options/warrants:						
Exercised	$0.81 - $ 9.50		–		$0.81 - $ 9.50	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Year Ended December 31, 2004:						
Options/warrants outstanding at beginning of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Additions/deductions:						
Granted	420	9.50	80	9.50	500	9.50
Exercised	26	1.98	–	–	26	1.98
Cancelled	–	–	750	9.83	750	9.83
Options/warrants outstanding at end of period	3,880	$5.35	445	$8.64	4,325	$5.68
Options/warrants exercisable at end of period	3,880		445		4,325	
Weighted average fair value of grants for the year		$4.46		$4.46		$4.46
Price range of options/warrants:						
Exercised	$0.81 - $ 5.19		–		$0.81 - $ 5.19	
Outstanding	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Exercisable	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2006:

	EMPLOYEES			NON-EMPLOYEES		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$0.81 - $ 5.49	1,167,500	4.2	$ 3.40	75,000	4.6	$ 3.23
$8.11 - $13.80	1,904,500	5.3	$10.34	450,000	3.7	$10.45
	3,072,000			525,000		

Options and warrants outstanding as of December 31, 2006 expire from May 5, 2007 through December 11, 2015, depending upon the date of grant.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $6,371,138. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2006 was approximately $2,854,000.

NOTE 12 - DEFINED CONTRIBUTION PLANS

During 1999, the Company implemented a 401(k) defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions and compensation. The Company's contribution to the plan in 2006, 2005 and 2004 was approximately $490,000, $414,000, and $283,000, respectively. The plan was amended in October 2004 to accommodate the participation of employees of Quigley Manufacturing Inc.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Current:			
Federal	$ 45,270	$ 65,000	$ –
State	43,329	–	–
	$ 88,599	$ 65,000	$ –
Deferred:			
Federal	$ (1,331,679)	$ 815,738	$ 436,353
State	106,030	192,107	129,453
	(1,225,649)	1,007,845	565,806
Change in valuation allowance	1,225,649	(1,007,845)	(565,806)
Total	$ 88,599	$ 65,000	$ –

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Statutory rate – Federal	$ (564,314)	$ 1,115,773	$ 153,973
State taxes net of federal benefit	(98,577)	126,791	85,439
Permanent differences and other	(474,159)	(169,719)	326,394
	(1,137,050)	1,072,845	565,806
Less change in valuation allowance	1,225,649	(1,007,845)	(565,806)
Total	$ 88,599	$ 65,000	$ –

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Net operating loss carry-forward	$ 6,314,828	$ 4,034,746	$ 4,758,315
Consulting – royalty costs	1,457,076	317,850	-
Bad debt expense	107,498	138,439	121,588
Other	618,943	297,331	666,857
Valuation allowance	(8,498,345)	(4,788,366)	(5,546,760)
Total	$ -	$ -	$ -

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. In addition, certain tax benefits for option and warrant exercises totaling $6,581,458 are deferred and will be credited to additional-paid-in-capital when the NOL's attributable to these exercises are utilized. As a result, these NOL's will not be available to offset income tax expense. The net operating loss carry-forwards that currently approximate $16.6 million for federal purposes will be expiring through 2026. Additionally, there are net operating loss carry-forwards of $16.9 million for state purposes that will be expiring through 2016. Until sufficient taxable income to offset the temporary timing differences attributable to operations, the tax deductions attributable to option, warrant and stock activities and alternative minimum tax credits of $110,270 are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 14 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005			YEAR ENDED DECEMBER 31, 2004		
	LOSS	SHARES	EPS	INCOME	SHARES	EPS	INCOME	SHARES	EPS
Basic EPS	$(1.7)	12.3	$(0.14)	$3.2	11.7	$ 0.28	$ 0.5	11.5	$ 0.04
Dilutives:									
Options and Warrants	–	–	–	–	1.6	(0.04)	–	2.9	(0.01)
Diluted EPS	$(1.7)	12.3	$(0.14)	$3.2	13.3	$ 0.24	$ 0.5	14.4	$ 0.03

Options and warrants outstanding at December 31, 2006, 2005 and 2004 were 3,597,000, 4,623,750, and 4,324,500 respectively. Stock options and warrants with exercise prices above average market price in the amount of 520,000 and 1,481,500 shares for the years ended December 31, 2005 and 2004, respectively, were not included in the computation of diluted earnings per share as they are anti-dilutive. No options and warrants were included in the 2006 computation of diluted earnings because the effect would be anti-dilutive due to loss.

NOTE 15 - RELATED PARTY TRANSACTIONS

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, shared a total commission of five percent (5%), on sales collected, less certain deductions until this agreement expired on May 31, 2005. For the years ended December 31, 2005 and 2004, amounts of $366,788 and $1,043,346, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2006 and 2005 were zero.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $145,500, $266,882 and $369,000 have been paid to a related entity during 2006, 2005 and 2004, respectively to assist with the regulatory aspects of obtaining such licenses.

NOTE 16 – SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company's operations are divided into four reportable segments as follows: The Quigley Corporation (Cold Remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness), whose business is the sale and direct marketing of a range of health and wellness products; Quigley Manufacturing (Contract Manufacturing), which is the production facility for the COLD-EEZE® lozenge product and also performs contract manufacturing services for third party customers; and Pharma, (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

Financial information relating to 2006, 2005 and 2004 continuing operations by business segment follows:

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$24,815,850	$11,378,290	$2,034,179	$ –	$ –	$38,228,319
Customers – international	$ –	$ 3,896,650	$ –	$ –	$ –	$ 3,896,650
Inter-segment	$ –	$ –	$6,596,371	$ –	$ (6,596,371)	$ –
Segment operating profit (loss)	$ 3,588,285	$ (1,227,604)	$ (432,911)	$(4,309,183)	$ (10,227)	$ (2,391,640)
Depreciation	$ 449,580	$ 181,128	$ 696,212	$ –	$ –	$ 1,326,920
Capital expenditures	$ 562,144	$ 109,837	$ 25,499	$ –	$ –	$ 697,480
Total assets	$38,125,367	$ 4,169,565	$6,065,104	$ –	$ (13,515,002)	$34,845,034

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$29,284,651	$16,034,960	$3,900,342	$ –	$ –	$49,219,953
Customers – international	$ –	$ 4,438,090	$ –	$ –	$ –	$ 4,438,090
Inter-segment	$ –	$ –	$7,090,523	$ –	$ (7,090,523)	$ –
Segment operating profit (loss)	$ 6,693,192	$ 859,956	$ (80,419)	$(4,044,162)	$ (449,137)	$ 2,979,430
Depreciation	$ 387,840	$ 143,726	$ 872,541	$ –	$ –	$ 1,404,107
Capital expenditures	$ 228,688	$ 35,523	$ 267,002	$ –	$ –	$ 531,213
Total assets	$38,171,897	$ 4,918,271	$7,042,169	$ –	$(14,156,698)	$35,975,639

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$22,834,249	$17,484,246	$ 752,355	$ –	$ –	$41,070,850
Customers – international	$ –	$ 2,877,145	$ –	$ –	$ –	$ 2,877,145
Inter-segment	$ –	$ –	$1,975,779	$ –	$ (1,975,779)	$ –
Segment operating profit (loss)	$ 1,618,534	$ 1,509,001	$ 406,311	$(3,056,757)	$ (295,602)	$ 181,987
Depreciation	$ 340,828	$ 168,696	$ 112,824	$ –	$ –	$ 622,348
Capital expenditures	$ 250,246	$ 32,569	$4,388,153	$ –	$ –	$ 4,670,968
Total assets	$31,236,129	$ 6,143,769	$6,806,026	$ –	$(12,656,168)	$31,529,756

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year ended December 31, 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

NOTE 17 - QUARTERLY INFORMATION (UNAUDITED)

	QUARTER ENDED			
2006	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Net Sales	$ 10,266,038	$ 6,182,467	$ 11,480,634	$ 14,195,830
Gross Profit	$ 5,312,584	$ 2,309,415	$ 6,259,667	$ 8,996,699
Administration	$ 3,705,761	$ 3,100,378	$ 3,195,182	$ 3,122,416
Operating expenses	$ 6,925,209	$ 5,036,669	$ 5,369,992	$ 7,938,135
(Loss) Income from operations	$ (1,612,625)	$ (2,727,254)	$ 889,675	$ 1,058,564
(Loss) Income from continuing operations	$ (1,612,625)	$ (2,727,254)	$ 889,675	$ 1,058,564
Net (Loss) Income	$ (1,454,295)	$ (2,618,319)	$ 1,078,634	$ 1,245,635
Basic EPS				
(Loss) Income from continuing operations	$ (0.12)	$ (0.21)	$ 0.09	$ 0.10
Net (Loss) Income	$ (0.12)	$ (0.21)	$ 0.09	$ 0.10
Diluted EPS				
(Loss) Income from continuing operations	$ (0.12)	$ (0.21)	$ 0.08	$ 0.09
Net (Loss) Income	$ (0.12)	$ (0.21)	$ 0.08	$ 0.09

	QUARTER ENDED			
2005	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Net Sales	$ 11,753,270	$ 8,844,173	$ 15,319,980	$ 17,740,620
Gross Profit	$ 5,702,972	$ 3,033,521	$ 8,294,204	$ 10,803,261
Administration	$ 2,994,769	$ 2,986,507	$ 2,897,941	$ 3,777,025
Operating expenses	$ 5,897,903	$ 4,893,925	$ 5,380,400	$ 8,682,300
(Loss) Income from operations	$ (194,931)	$ (1,860,404)	$ 2,913,804	$ 2,120,961
(Loss) Income from continuing operations	$ (154,495)	$ (1,790,410)	$ 2,998,503	$ 2,163,086
Net (Loss) Income	$ (154,495)	$ (1,790,410)	$ 2,998,503	$ 2,163,086
Basic EPS				
(Loss) Income from continuing operations	$ (0.01)	$ (0.15)	$ 0.26	$ 0.19
Net (Loss) Income	$ (0.01)	$ (0.15)	$ 0.26	$ 0.19
Diluted EPS				
(Loss) Income from continuing operations	$ (0.01)	$ (0.15)	$ 0.23	$ 0.16
Net (Loss) Income	$ (0.01)	$ (0.15)	$ 0.23	$ 0.16

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2006	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$10,697,062	$2,107,799	$ 527,072	$ –	$ –	$13,331,933
Customers-international	$ –	$ 863,896	$ –	$ –	$ –	$ 863,896
Inter-segment	$ –	$ –	$1,798,932	$ –	$(1,798,932)	$ –
Segment operating profit (loss)	$ 2,645,269	$ (481,188)	$ (11,639)	$(1,420,522)	$ 326,644	$ 1,058,564
Depreciation	$ 97,637	$ 55,118	$ 180,249	$ –	$ –	$ 333,004
Capital expenditures	$ 220,632	$ 1,883	$ 7,604	$ –	$ –	$ 230,119

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$12,144,783	$3,752,464	$ 694,137	$ –	$ –	$16,591,384
Customers-international	$ –	$1,149,236	$ –	$ –	$ –	$ 1,149,236
Inter-segment	$ –	$ –	$2,623,396	$ –	$(2,623,396)	$ –
Segment operating profit (loss)	$ 2,480,622	$ 8,074	$ 264,947	$ (956,382)	$ 323,700	$ 2,120,961
Depreciation	$ 99,142	$ 35,848	$ 225,355	$ –	$ –	$ 360,345
Capital expenditures	$ 139,756	$ 1,094	$ 212,525	$ –	$ –	$ 353,375

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2004	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$12,151,638	$4,247,088	$ 752,355	$ –	$ –	$17,151,081
Customers-international	$ –	$ 599,257	$ –	$ –	$ –	$ 599,257
Inter-segment	$ –	$ –	$1,975,779	$ –	$(1,975,779)	$ –
Segment operating profit (loss)	$ 2,491,935	$ 187,979	$ 406,811	$ (819,241)	$ (295,602)	$ 1,971,882
Depreciation	$ 90,102	$ 41,157	$ 112,824	$ –	$ –	$ 244,083
Capital expenditures	$ 130,716	$ 6,403	$4,388,153	$ –	$ 202	$ 4,525,474

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year of 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

MARKET FOR REGISTRANT'S COMMON EQUITY,

RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PERFORMANCE CHART



COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE QUIGLEY CORPORATION, NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX
700
600
500
400
300
200
100
DOLLARS
2001
2002
2003
2004
2005
2006
The Quigley Corporation
Hemscott Group Index
NASDAQ Market Index

This graph reflects a five-year comparison, calculated on a dividend reinvested basis, of the cumulative total stockholder return on the Common Stock of the Company, a "peer group" index classified as drug related products by Hemscott Group Ltd., ("Hemscott Group Index") and the NASDAQ Market Index. The comparisons utilize an investment of $100 on December 31, 2001 for the Company and the comparative indices, which then measure the values for each group at December 31 of each year presented. There can be no assurance that the Company's stock performance will continue with the same or similar trends depicted in this performance graph.

MARKET INFORMATION

The Company's Common Stock, $.0005 par value, is currently traded on The NASDAQ Global Market under the trading symbol "QGLY." The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	COMMON STOCK			
	2006		2005	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 15.95	$ 8.02	$ 8.85	$ 7.27
June 30	$ 12.35	$ 8.19	$ 9.28	$ 7.79
September 30	$ 9.50	$ 7.00	$ 10.50	$ 8.41
December 31	$ 7.99	$ 5.31	$ 16.94	$ 7.25

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company's securities are traded on The NASDAQ Global Market and consequently stock prices are available daily as generated by The NASDAQ Global Market established quotation system.

HOLDERS

As of December 31, 2006, there were approximately 310 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

DIVIDENDS

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

The following table sets forth the selected financial data of the Company for and at the end of the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and notes thereto appearing elsewhere herein.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003	YEAR ENDED DECEMBER 31, 2002
Statement of Income Data:					
Net sales	$ 42,125	$ 53,658	$ 43,948	$ 41,499	$ 29,272
Total revenue	$ 42,125	$ 53,658	$ 43,948	$ 41,499	$ 29,421
Gross profit	$ 22,878	$ 27,834	$ 20,375	$ 20,011	$ 12,212
(Loss) income - continuing operations	$ (1,748)	$ 3,217	$ 453	$ 729	$ (5,132)
Loss - discontinued operations*	$ –	$ –	$ –	$ (54)	$ (1,322)
Net (loss) income	$ (1,748)	$ 3,217	$ 453	$ 675	$ (6,454)
Basic (loss) earnings per share:					
Continuing operations	$ (0.14)	$ 0.28	$ 0.04	$ 0.06	$ (0.47)
Discontinued operations	–	–	–	–	(0.12)
Net (loss) income	$ (0.14)	$ 0.28	$ 0.04	$ 0.06	$ (0.59)
Diluted (loss) earnings per share:					
Continuing operations	$ (0.14)	$ 0.24	$ 0.03	$ 0.05	$ (0.47)
Discontinued operations	–	–	–	–	(0.12)
Net (loss) income	$ (0.14)	$ 0.24	$ 0.03	$ 0.05	$ (0.59)
Weighted average shares outstanding:					
Basic	12,245	11,661	11,541	11,467	10,894
Diluted	12,245	13,299	14,449	14,910	10,894

	AS OF DECEMBER 31, 2006	AS OF DECEMBER 31, 2005	AS OF DECEMBER 31, 2004	AS OF DECEMBER 31, 2003	AS OF DECEMBER 31, 2002
Balance Sheet Data:					
Working capital	$ 20,541	$ 20,682	$ 17,853	$ 18,257	$ 16,662
Total assets	$ 34,845	$ 35,976	$ 31,530	$ 26,270	$ 24,935
Debt	$ –	$ 1,464	$ 2,893	$ –	$ –
Stockholders' equity	$ 25,529	$ 25,320	$ 21,902	$ 20,787	$ 19,121

** In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.*

THE
QUIGLEY CORPORATION

Corporate Officers and Directors

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President, The Tormey Consulting Group

Subsidiaries of the Quigley Corporation

SUBSIDIARIES	STATE OR OTHER JURISDICTION OF INCORPORATION
Darius International Inc.	Delaware
Innerlight Inc.	Delaware
Innerlight Global Pte. LTD	Singapore
Innerlight Global Company	Taiwan
Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2006.

Corporate Information

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1100

Investors seeking additional information about the Company may call or write to:

G.S. Schwartz & Co. Inc.
470 Park Avenue South
10th Floor
New York, NY 10016
Telephone: 212-725-4500

Stock Exchange Listing
NASDAQ Global Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Amper, Politziner & Mattia, P.C.
Edison, NJ 08818

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, NY 10022

DESIGN MEASE COMMUNICATIONS

END

The Quigley Corporation

Kells Building • 621 Shady Retreat Road • PO Box 1349 • Doylestown, PA 18901

Phone 215.345.0919 • www.quigleyco.com